Room 4561
Via fax (617) 386-1111

December 21, 2007

Robert D. Burke
President and Chief Executive Officer
Art Technology Group, Inc.
One Main Street
Cambridge, MA 02142

> **Re: Art Technology Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **Form 8-K/A Filed on November 8, 2006**
> **File no. 0-26679**

Dear Mr. Burke:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   We note the disclosure in your Form 10-Q for the quarterly period ended September 30, 2007 and in your annual report on Form 10-K for the fiscal year ended December 31, 2006, that you report significant sales to, "Europe, Middle East and Africa." We also note publicly available information indicating that you

have partnered with Al-Faris Information Technologies Company, a company which has a presence throughout the Middle East.

Your 10-Q and 10-K do not indicate specifically whether you sell to persons in Iran, Syria and Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria and Sudan. Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Similar legislation relating specifically to investment in companies that do business with Iran has been proposed by several other states. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Several states have adopted or are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and other academic institutions have adopted similar investment policies. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with countries designated as state sponsors of terrorism.

Your qualitative materiality analysis also should address whether, and the extent to which the Iranian, Syrian or Sudanese government, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

3.   Consider expanding your "Overview" section to include management's perspective on the business. Consider using this section to provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your Company's executives focus on in evaluating financial condition and operating performance; including any known trends and expansion plans that are expected to have a material effects on your operations; and address the material risks and challenges facing your company such as competition or expansion to international markets and how management is dealing with these issues. We refer you to guidance in Section III.B.3 of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Revenues Recognition, page 24

4.   Please tell us how you considered the interpretive guidance in SEC Releases 33-8350 in your critical accounting policy disclosures. In this regard, we note your disclosure of critical accounting policies as it relates to revenue recognition and it appears that these disclosures are similar to your accounting policy disclosures in the notes to your financial statements. Critical accounting policies are meant to supplement, not duplicate, the description of accounting policies in the footnotes. Your critical accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Please explain further how you intend to comply with this guidance.

Results of Operations, page 28

5.   There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. revenue, cost of revenue, general and

administrative expenses and sales and marketing expenses). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications.

Liquidity and Capital Resources, page 33

6.   Tell us how you considered Section IV.B to the Commissions "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, with regards to your Liquidity and Capital Resources disclosures. Please note your disclosures should focus on the primary drivers and other material factors necessary to gain an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. For example, we note that accounts receivable increased approximately 38% and deferred revenue increased approximately 13%, however, there is limited discussion of these changes that materially affected your operating cash flows in your liquidity disclosures. Please provide us with a discussion of the underlying reasons for the material changes as of December 31, 2006 and September 30, 2007.

Consolidated Statement of Operations, page 38

7.   We note from your disclosures in Note 1 that you enter into arrangements whereby the Company licenses perpetual software in conjunction with hosting services where the VSOE of fair value of each element cannot be determined. We further note that you recognize revenue from the entire arrangements ratably over the related estimated service period. Tell us the amount of revenues earned from these arrangements for each period presented. Also, please tell us where you classify such revenues in your Consolidated Statements of Operations (e.g., product licenses, services or an allocation amongst both products and services). If you allocate the revenues amongst products and services, then please explain your allocation methodology and provide justification for such presentation. Also, please tell us whether you considered including in your presentation the separate revenue, and related cost of revenue, line item for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In

addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

Note 1. Organization, Business and Summary of Significant Accounting Policies

Revenue Recognition, page 41

8.   We note the Company enters into multiple element arrangements that include software licenses, maintenance and consulting services, which are accounted for using the residual method. We further note that fair value is generally determined based upon the price charged when the element is sold separately. Please explain further how you establish VSOE of fair value for both maintenance and consulting services included in your multiple element arrangements. In this regard, please describe the process you use to evaluate the various factors that affect your VSOE, including customer type, product, level of support and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. We refer you to paragraph 10 of SOP 97-2.

9.   We note that you offer application hosting and proactive conversion solutions services to your customers. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the Company to host the software.

10.   We also note from the disclosures in the Company's December 31, 2005 Form 10-K that for multiple-element arrangements, which include both licenses and hosting services, the license revenue is recognized upon delivery and the hosting services are recognized over the term of the hosting arrangement as the Company is able to reasonably establish VSOE of fair value for your hosting services. It appears, however, from the disclosures in your December 31, 2006 Form 10-K that for the majority of these arrangements, the Company has determined you do not have VSOE of fair value for each element and therefore, you recognize the entire arrangement fee over the estimated service period. Please explain further the change in your revenue recognition policy as it relates to multiple-element arrangements that include licenses sold in conjunction with hosting and/or proactive conversion solutions. Tell us why you believed you were able to establish VSOE for these services in the past but are unable to do so in your current financial statements.

Note 2. Restatement of Financial Statements, page 49

11.   You indicate that during 2006, the Company determined that certain foreign
        subsidiaries' operations substantially ceased and were effectively liquidated in
        2002 and 2003. As a result, the Company restated its 2002 and 2003 financial
        statements by including a restatement footnote in your December 31, 2006 Form
        10-K and labeling the selected financial data for these periods as restated. Tell us
        how you determined that including this restatement in your current years Form
        10-K (as opposed to amending your previously filed Forms 10-K) was appropriate
        and tell us how you considered SFAS 154 in your analysis. Further, considering
        the Company has labeled these periods as restated, it appears you have concluded
        that these financial statements should no longer be relied upon. Therefore, tell us
        how you considered the requirements to file an Item 4.02 Form 8-K with regards
        to these restatements.

12.   We further note that in connection with recording the above mentioned
        adjustments, the Company also recorded adjustments related to the recognition of
        deferred revenues, and unsupported revenue reserves as well as adjustments for
        certain expense accruals. Your disclosures on page 50 indicate that these errors
        were deemed to not be material individually, or in the aggregate, in 2002 and
        2003. Please explain why you labeled the financial statements as "restated" and
        yet you determined that these errors were not material. Also, please explain why
        these errors did not impact any periods subsequent to fiscal 2003. Please provide
        your SAB 99 materiality analysis explaining how you determined that each of the
        errors were not material on both a quantitative and qualitative basis. In this
        regard, we note your reference to "net" revenue adjustments and the "net" impact
        to operating expenses. Please be advised that each of these errors should be
        analyzed individually and not on a net basis. In addition, please ensure your
        response addresses all of the qualitative factors outlined in SAB 99 and any other
        relevant qualitative factors. Further, tell us what consideration, if any, the
        Company gave to the transitional guidance in Question 3 of SAB 108 in
        correcting these errors.

Note 3. Disclosure About Segments of an Enterprise, page 51

13.   Please tell us how you considered disclosing the Company's long-lived assets
        located in all foreign countries in accordance with paragraph 38(b) of SFAS 131.

Item 9A. Controls and Procedures, page 70

14.   We note that as of December 31, 2006, the Company identified material
        weaknesses due to inadequate and ineffective controls over the financial
        statement close process. We further note that as a result of such deficiencies

"material and less significant post-closing adjustments" were identified by your independent auditors and recorded in your fiscal 2006 financial statements. Please provide us with the post-closing adjustments that were made, including the dollar amounts, to your financial statements as a result of the material weaknesses noted. In addition, please tell us how you determined that all adjustments related to the quarter ended, December 31, 2006 and explain further how you determined that adjustments to previously filed Forms 10-K or Forms 10-Q was not considered necessary.

15.   Please disclose management's estimate of the total cost to ATG of the remedial actions being taken to correct the two material weaknesses that were identified in the year ended December 31, 2006.

Exhibit 31

16.   Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications.

Form 8-K/A Filed on November 8, 2006

17.   We note the Form 8-K/A filed on November 8, 2006 with regards to the Company's acquisition of eStara, Inc., on October 2, 2006, which included audited financial statements of eStara for the years ended December 31, 2005 and 2004. Tell us how you considered the requirements of Rule 3-05(b) of Regulation S-X to also include interim financial statements pursuant to Rules 3-01 and 3-02 of Regulation S-X.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Staff Attorney, at (202) 551-3853. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief